SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of June 2005

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Form 6-K for the month of June, 2005.

Contents:

Press release re: Peter Glynn Jones dated 13th June 2005

Peter Glynn Jones

The Board of BioProgress plc (AIM: BPRG; NASDAQ: BPRG) regrets to announce the sudden death of Peter Glynn–Jones, Non-Executive Chairman of the Company aged 58.

Peter joined the Board as a Non-Executive Chairman in May 2003. He was formerly a senior executive of SmithKline Beecham Plc, now GlaxoSmithKline Plc, and a non-executive director of Peter Black Plc until it was taken private.

Speaking on behalf of the Board and employees of BioProgress Plc, Richard Trevillion, Chief Executive, said:

“We are deeply saddened to learn of Peter’s death. As Chairman since 2003 he played an important role in the growth of the Company. He will be greatly missed and our thoughts are with his family.”

An announcement in relation to a successor to Peter Glynn-Jones will be made in due course.

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enquires:

BioProgress plc

Richard Trevillion, CEO

Dan Farrow, FD

www.bioprogress.com

Tel: +44 (0) 1354 655674

UK Media enquiries:

Abchurch

Samantha Robbins / Henry Harrison-Topham

samantha.robbins@abchurch-group.com

www.abchurch-group.com

Tel: +44 (0) 20 7398 7700

US Investor enquiries:

Taylor Rafferty

Andrew Saunders

andrew.saunders@taylor-rafferty.com

www.taylor-rafferty.com

Tel: +1 212 889 4350

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Date: June 13, 2005	Elizabeth Edwards
Chief Financial Officer